

September 16, 2013

Via E-mail
David A. Brooks
Ashford Hospitality Prime, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

> **Re:** **Ashford Hospitality Prime, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12(b)**
> **Filed August 22, 2013**
> **File No. 001-35972**

Dear Mr. Brooks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Our Competitive Strengths, page 112

1. We note your response to comment 4 from our letter dated August 12, 2013, as well as your related revised disclosure on page 113. Please expand your discussion about the Pier House Resort to explain in greater detail why the timing of the acquisition and the closing of the related financing would make inclusion of this property difficult. Please also discuss what impact the new financing has on the purchase price of the option property, as well as the impact this debt would have on the leverage ratio of Ashford Hospitality Prime.

Accounting Treatment of our Formation Transactions, page 186

2.   We note your response to comment 5 from our letter dated August 12, 2013 which
        indicates that the transaction was structured to provide Ashford Prime TRS with a
        stepped up tax basis for the assets of the TRS subsidiaries. Your response also indicates
        that the TRS subsidiaries have no liabilities and that the only asset is cash totaling
        $124,000. Thus, it is unclear how the remainder of the purchase price will be allocated;
        please specifically identify the assets that are being stepped up and disclose the allocation
        in your pro forma financial information. Please also tell us why the purchase price
        increased from $3 million to $6 million since your last amendment.

3.   Notwithstanding our comment above, we note that, in your response to comment 5 from
        our letter dated August 12, 2013, you did not address how you determined that the
        transfer of the three TRS subsidiaries is a transaction with substance. Address the fact
        that the transfer is occurring in conjunction with the spin-off, rather than subsequent to
        the spin-off. Also, discuss the fact that the source of the cash used to pay for the transfer
        of the TRS subsidiaries is cash from the separation and spin-off.

Adjustments to Pro Forma Combined Consolidated Balance Sheet, page F-7

4.   We note your response to comment 9 from our letter dated August 12, 2013 and we
        continue to consider your proposed accounting treatment for the option properties.
        Please further explain to us your consideration of whether the risks and rewards of the
        properties are transferred to Ashford Prime at the time that the options are granted.
        Please advise us of the rights and restrictions of Ashford Trust related to the option
        properties during the period that the options are outstanding but have not been exercised.
        For example, please address whether Ashford Trust can sell, refinance, or make any other
        significant changes to the properties. Also, please address your consideration of the fact
        that Ashford Prime can exercise the option for the Pier House Resort at any time after
        grant and that Ashford Trust will transfer to Ashford Prime the amount of cash required
        to exercise the option.

5.   Please expand footnote (I) to show how you calculated the amounts included as
        adjustments to the redeemable noncontrolling interests in the operating partnership line
        item that are included in the Separation Adjustments column as well as the Crystal
        Gateway column. Also, clarify for us how you intend to account for the redeemable
        noncontrolling interests in the operating partnership and your basis for your accounting
        treatment.

Adjustments to Pro Forma Combined Consolidated Statements of Operations, page F-11

6.   We note your response to comment 10 from our letter dated August 12, 2013 and your
        revision to the description of adjustment (FF). We are still unclear why this adjustment,

along with (DD) and (EE), are not determinable; please clarify further and revise as necessary.

7.   You disclose in footnote (MM) that you have excluded 8.8 million Ashford Prime operating partnership units from the diluted earnings per share calculation as the effect would have been anti-dilutive. Please tell us how you calculated this amount of units and clarify if it includes the units that may be issued if the Crystal Gateway Marriott option is exercised. Please also disclose the number of shares that may be issued if the Pier House Resort option is exercised and Ashford Trusts opts for units instead of cash.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3402 with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Attorney-Advisor